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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 6)*



                         Opta Food Ingredients, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                         Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 68381N105
                     ----------------------------------
                              (CUSIP Number)

                              December 31, 1998
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /X/ Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 pages

ITEM 1(a).  NAME OF ISSUER: Opta Food Ingredients, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            25 Wiggins Avenue, Bedford, Massachusetts 01730.

ITEM 2(a). NAMES OF PERSONS FILING: New Enterprise Associates IV, Limited Partnership ("NEA IV") and New Enterprise Associates VI, Limited Partnership ("NEA VI") (collectively, the "Funds"); NEA Partners
            IV, Limited Partnership ("NEA Partners IV"), which is the sole general partner of NEA IV, and NEA Partners VI, Limited Partnership ("NEA Partners VI"), which is the sole general partner of NEA VI, (collectively, the "GPLPs"); Nancy L. Dorman ("Dorman"), C.
            Richard Kramlich ("Kramlich"), Arthur J. Marks ("Marks"), Thomas C. McConnell ("McConnell") and Charles W. Newhall III ("Newhall")
            (the "General Partners"). The General Partners are individual general partners of NEA Partners IV and NEA Partners VI. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The address of the principal business office of NEA IV, NEA Partners IV, NEA VI, NEA Partners VI, Dorman, Marks and Newhall is New Enterprise Associates, 1119 St. Paul Street, Baltimore, Maryland 21202. The address of the principal business office of Kramlich and McConnell is New Enterprise Associates, 2490 Sand Hill Road, Menlo Park, California 94025.

ITEM 4.     OWNERSHIP.

            (a) Amount Beneficially Owned: NEA IV is the record owner of 105,000 shares of Common Stock as of December 31, 1998 (the "NEA IV Shares"). NEA VI is the record owner of 472,500 shares as of December 31, 1998 (the "NEA VI Shares"). As the sole general partner of NEA IV, NEA Partners IV may be deemed to own beneficially the NEA IV Shares. As the sole general partner of NEA VI, NEA Partners VI may be deemed to own beneficially the NEA VI Shares. By virtue of their relationship as affiliated limited partnerships, whose general partners have overlapping individual general partners, each Fund may be deemed to share the power to direct the disposition and vote of the NEA IV Shares and the NEA VI Shares, for a total of 577,500 shares (the "Record Shares").

                  As an individual general partner of NEA Partners IV, the sole general partner of NEA IV, and NEA Partners VI, the sole general partner of NEA VI, Kramlich may be deemed to own beneficially the Record Shares. Dorman is the record owner of 1,417 shares as of December 31, 1998. As an individual general partner of NEA Partners IV, the sole general partner of NEA IV, and NEA Partners VI, the sole general partner of NEA VI, Dorman may be deemed to own beneficially the Record Shares and the 1,417 shares for a total of 578,917 shares. Marks is the record owner of 11,088 shares as of December 31, 1998. As an individual general partner of NEA Partners IV, the sole general partner of NEA IV, and NEA Partners VI, the sole general partner of NEA VI, Marks may be deemed to own beneficially the Record Shares and the 11,088 shares for a total of 588,588 shares. McConnell is the record owner of 2,952 shares as of December 31, 1998. As an individual general partner of NEA Partners IV, the sole general partner of NEA IV, and NEA Partners VI, the sole general partner of NEA VI,

                              Page 2 of 10 Pages

                  McConnell may be deemed to own beneficially the Record Shares and the 2,952 shares for a total of 580,452 shares. Newhall is the record owner of 8,856 shares as of December 31, 1998 and holds options to purchase an aggregate of 15,000 shares, which options are exercisable within 60 days of December 31, 1998. As an individual general partner of NEA Partners IV, the sole general partner of NEA IV, and NEA Partners VI, the sole general partner of NEA VI, Newhall may be deemed to own beneficially the Record Shares, the 8,856 shares and the 15,000 shares for a total of 601,356 shares.

            (b)   Percent of Class: Each Reporting person except Marks and
                  Newhall: 5.2%. Marks: 5.3%. Newhall: 5.4%. The foregoing percentages are calculated based on the 11,088,343 shares of Common Stock reported to be outstanding in the Quarterly Report on Form 10-Q of Opta Food Ingredients, Inc. for the quarter ended September 30, 1998, as adjusted pursuant to Rule 13d-3(d)(1).

            (c)   Number of shares as to which such person has:

                  (i) sole power to vote or direct the vote: 0 shares for Kramlich, NEA IV, NEA Partners IV, NEA VI and NEA Partners VI. 1,417 shares for Dorman. 2,952 shares for McConnell. 11,088 shares for Marks. 23,856 shares for Newhall.

                  (ii) shared power to vote or to direct the vote: 577,500 shares for each Reporting Person.

                  (iii) sole power to dispose or to direct the disposition of: 0 shares for Kramlich, NEA IV, NEA Partners IV, NEA VI and NEA Partners VI. 1,417 shares for Dorman. 2,952 shares for McConnell. 11,088 shares for Marks. 23,856 shares for Newhall.

                  (iv) shared power to dispose or to direct the disposition of: 577,500 shares for each Reporting Person.

            Each Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock of Opta Food Ingredients, Inc., except for such shares, if any, such Reporting Person holds of record.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not applicable.

                               Page 3 of 10 Pages

                                  SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    February 10, 1999


NEW ENTERPRISE ASSOCIATES IV, LIMITED PARTNERSHIP

By:   NEA Partners IV, Limited Partnership

      By:               *
          ------------------------------------------
          Charles W. Newhall III
          General Partner

NEA PARTNERS IV, LIMITED PARTNERSHIP

By:                     *
    ------------------------------------------------
    Charles W. Newhall III
    General Partner

NEA ENTERPRISE ASSOCIATES VI, LIMITED PARTNERSHIP

By: NEA Partners VI, Limited Partnership

    By:                     *
       ------------------------------------------------
       Charles W. Newhall III
       General Partner


NEA PARTNERS VI, LIMITED PARTNERSHIP


    By:                     *
       ------------------------------------------------
       Charles W. Newhall III
       General Partner


                            Page 4 of 10 Pages

                        *
----------------------------------------------------
C. Richard Kramlich

                        *
----------------------------------------------------
Arthur J. Marks

                        *
----------------------------------------------------
Thomas C. McConnell


                        *
----------------------------------------------------
Charles W. Newhall III


                                       *By: /s/ Nancy L. Dorman
                                            -----------------------------------
                                            Nancy L. Dorman
                                            on her own behalf and as
                                            Attorney-in-Fact


-------------------------------------------------------------------------------

This Schedule 13G was executed by Nancy L. Dorman pursuant to a Power of Attorney filed with the Securities and Exchange Commission on February 13, 1992 in connection with Schedule 13G for Advanced Interventional Systems Inc., which Power of Attorney is incorporated herein by reference, and a copy of which is attached hereto as Exhibit 2.

                               Page 5 of 10 pages

                                                                     EXHIBIT 1
                                  AGREEMENT

    Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Opta Food Ingredients, Inc.

    EXECUTED this 10th day of February, 1999


NEW ENTERPRISE ASSOCIATES IV, LIMITED PARTNERSHIP

By:   NEA Partners IV, Limited Partnership

      By:               *
          ------------------------------------------
          Charles W. Newhall III
          General Partner


NEA PARTNERS IV, LIMITED PARTNERSHIP

By:                     *
    ------------------------------------------------
    Charles W. Newhall III
    General Partner


NEA ENTERPRISE ASSOCIATES VI, LIMITED PARTNERSHIP

By: NEA Partners VI, Limited Partnership

By:                     *
    ------------------------------------------------
    Charles W. Newhall III
    General Partner


NEA PARTNERS VI, LIMITED PARTNERSHIP

By:                     *
    ------------------------------------------------
    Charles W. Newhall III
    General Partner

                               Page 6 of 10 pages

                        *
----------------------------------------------------
C. Richard Kramlich


                        *
----------------------------------------------------
Arthur J. Marks

                        *
----------------------------------------------------
Thomas C. McConnell


                        *
----------------------------------------------------
Charles W. Newhall III


                                 *By: /s/ Nancy L. Dorman
                                      -----------------------------------
                                      Nancy L. Dorman
                                      on her own behalf and as Attorney-in-Fact

-------------------------------------------------------------------------------
This Agreement was executed by Nancy L. Dorman pursuant to a Power of Attorney filed with the Securities and Exchange Commission on February 13,
1992 in connection with Schedule 13G for Advanced Interventional Systems
Inc., which Power of Attorney is incorporated herein by reference and is attached hereto as Exhibit 2.



                               Page 7 of 10 pages

                                                                 EXHIBIT 2

                               POWER OF ATTORNEY

   KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Nancy L. Dorman and Charles W. Newhall III, and each of them, with full power to act without the other, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

   IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 23rd day of April, 1991.


                                       /s/ Raymond L. Bank
                                       ------------------------------
                                       Raymond L. Bank

                                       /s/ Thomas R. Baruch
                                       ------------------------------
                                       Thomas R. Baruch

                                       /s/ Cornelius C. Bond, Jr.
                                       ------------------------------
                                       Cornelius C. Bond, Jr.

                                       /s/ Frank A. Bonsal, Jr.
                                       ------------------------------
                                       Frank A. Bonsal, Jr.

                                       /s/ James A. Cole
                                       ------------------------------
                                       James A. Cole


                             Page 8 of 10 pages

                                       /s/ Nancy L. Dorman
                                       ------------------------------
                                       Nancy L. Dorman

                                       /s/ Neal M. Douglas
                                       ------------------------------
                                       Neal M. Douglas

                                       /s/ John W. Glynn, Jr.
                                       ------------------------------
                                       John W. Glynn, Jr.

                                       /s/ Curran W. Harvey
                                       ------------------------------
                                       Curran W. Harvey

                                       /s/ Ronald Kase
                                       ------------------------------
                                       Ronald Kase

                                       /s/ C. Richard Kramlich
                                       ------------------------------
                                       C. Richard Kramlich

                                       /s/ Robert F. Kuhling
                                       ------------------------------
                                       Robert F. Kuhling

                                       /s/ Arthur J. Marks
                                       ------------------------------
                                       Arthur J. Marks

                                       /s/ Thomas C. McConnell
                                       ------------------------------
                                       Thomas C. McConnell

                                       /s/ Donald L. Murfin
                                       ------------------------------
                                       Donald L. Murfin

                                       /s/ H. Leland Murphy
                                       ------------------------------
                                       H. Leland Murphy


                            Page 9 of 10 pages

                                       /s/ John M. Nehra
                                       ------------------------------
                                       John M. Nehra

                                       /s/ Charles W. Newhall III
                                       ------------------------------
                                       Charles W. Newhall III

                                       /s/ Terry L. Opdendyk
                                       ------------------------------
                                       Terry L. Opdendyk

                                       /s/ Barbara J. Perrier
                                       ------------------------------
                                       Barbara J. Perrier

                                       /s/ C. Vincent Prothro
                                       ------------------------------
                                       C. Vincent Prothro

                                       /s/ C. Woodrow Rea, Jr.
                                       ------------------------------
                                       C. Woodrow Rea, Jr.

                                       /s/ Howard D. Wolfe, Jr.
                                       ------------------------------
                                       Howard D. Wolfe, Jr.

                                       /s/ Nora M. Zietz
                                       ------------------------------
                                       Nora M. Zietz


                           Page 10 of 10 pages